Exhibit 99.1

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N E W S R E L E A S E

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Siyata Mobile’s SD7 Device Launch on Bell Mobility Wireless Network Expands Next-Generation Push-to-Talk Over Cellular Services Across Canada

Bell Mobility, a division of Bell Canada, to commence selling the SD7 and related accessories to its broad base of enterprise and first responder customers

Vancouver, BC – November 16, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, is pleased to announce that Bell Mobility Inc., a leading wireless operator in Canada with more than 10 million subscribers and a division of Bell Canada, will launch Siyata's rugged SD7 device onto their network in the fourth quarter 2022. The SD7 was developed to disrupt and replace the multi-billion-dollar Land Mobile Radio (LMR) industry.

“Our traction with major U.S. and international carriers continues to strengthen,” commented Siyata CEO Marc Seelenfreund. “The addition of Bell Mobility further validates our belief that the SD7 is the ideal device for the rapidly growing PoC markets globally. The SD7 is the perfect upgrade from LMR devices, which often have limited coverage, restricted functionality and high startup costs. Our SD7 solves all those problems, delivering a far superior solution to a multi-billion industry.”

The SD7 brings communications into the 21st century and enables first responder and enterprise clients a simple, easy-to-use, rugged Android based Push-To-Talk (“PTT”) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters to deploy the SD7.

To date, the SD7 has been certified and approved for use with several North American carriers including FirstNet® and AT&T Inc., Verizon Communications Inc. and United States Cellular Corporation (UScellular™).

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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